Form 51-102F3
Material Change Report

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1. Name and Address of Company

Bronx Ventures Inc.

(formerly Lucky 1 Enterprises Inc.)

#600 – 1199 West Hastings Street

Vancouver, B.C. V6E 3T5

2. Date of Material Change

February 13, 2006.

3. News Release

News release was issued on February 13, 2006 and disseminated via Stock Watch and Bay Street News pursuant to section 7.1 of National Instrument 51–102.

4. Summary of Material Change

Bronx Ventures Inc. (“Bronx” or the “Company”) makes Non-brokered private placement in Colt Capital Corp. (“Colt”) a company related by common directors for a total amount of $15,000.

5. Full Description of Material Change

February 13, 2006 Symbol:BRXVF.OTC Bulletin Board

Bronx Ventures Inc. (“Bronx” or the “Company”) has entered into a “Non-Brokered Private Placement Subscription Agreement” with Colt Capital Corp. (“Colt”) a company related to Bronx by common directors, whereby Bronx has purchased 1,500,000 common shares in the capital of Colt at $0.01 per share for a total amount of $15,000. Colt has issued to Bronx the 1,500,000 common shares which have a hold period expiring on June 11, 2006.

Colt is a reporting issuer in the provinces of Alberta and British Columbia and its securities are currently not listed on any stock exchange. The principal business of Colt is to identify and evaluate opportunities for the acquisition of a business enterprise or a project of merit and, once identified and evaluated, to negotiate the acquisition, subject to applicable shareholder and regulatory approvals.

For more information on the Company, please contact us at telephone number (604) 681-1519.

On Behalf of the Board of
Bronx Ventures Inc.
(formerly Lucky 1 Enterprises Inc.)

“Bedo H. Kalpakian”

Bedo H. Kalpakian
President

6. Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable

7. Omitted Information

No information has been omitted.

8. Executive Officer

Mr. Bedo H. Kalpakian, President of the Company, is knowledgeable about the material change contained herein and may be reached at (604) 681-1519.

9. Date of Report

This report is dated the 13th day of February, 2006.